June 15, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:    NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33870
Ladies and Gentlemen:
NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission's (the “Commission”) comment letter dated May 23, 2012 (the “Comment Letter”). For your convenience, we have repeated the Staff's comments 1 through 3 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Components of Our Results of Operations, page 21

1.
We note that your revenue growth is driven in part on a large percentage of your customers renewing their agreements. In subsequent filings, consider providing quantitative data regarding renewal rates and churn rates for your customers for the periods covered by your financial statements.

Response: We have given consideration to providing a customer “renewal rate” or “churn rate” metric in our future periodic reports based on the number of customers that elected to renew or not renew their subscription agreement with us over a given period. However, we have determined that such a metric does not provide meaningful quantitative data for the readers of our financial statements to evaluate trends in our subscription revenue. These metrics do not take into account factors such as the dollar value and duration of our customer agreements or additional products sold to customers in connection with the subscription agreement renewal process. As a result, disclosure of a customer “renewal rate” or “churn rate” metric may, in fact, provide misleading information about our revenue trends. When explaining fluctuations in our subscription revenue in our future periodic reports we do intend to continue to break out the amount of additional revenue generated from existing customers. We believe this information assists investors to better understand the contributions of existing customers relative to newly acquired customers in growing revenue.

Exhibit Index, page 70

2.
Your exhibit index indicates that the Amended and Restated Master Services Agreement with SAVVIS dated May 14, 2010 is incorporated into your Form 10-K by reference to Exhibit 10.1 to your Form 8-K filed on May 10, 2010. EDGAR records, however, show that that the agreement with SA VVIS was filed as an exhibit to your Form 8-K filed on May 21, 2010. Please advise or revise your exhibit indices contained in future filings to reference the correct filing date of the Form 8-K.

Response: We confirm to the Staff that the Exhibit Index for our Annual Report on Form 10-K for the year ended December 31, 2011 has a typographical error where it incorporates by reference the filing of the Amended and Restated Master Services Agreement with SAVVIS dated May 14, 2010 (the “SAVVIS Agreement”) to a Form 8-K filed on May 10, 2010. The correct date for the Form 8-K where the SAVVIS Agreement was filed was May 21, 2010, not May 10, 2010.

3.
As a related matter, we note that confidential treatment has been granted for portions of this agreement through May 17, 2013. We further note, however, that neither the exhibit index to your Form 8-K filed on May 21, 2010 nor the exhibit index to your current Form 10-K indicates that you have sought confidential treatment for portions of this agreement. Each exhibit index that references this agreement should be marked to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin 1A.

Response: We confirm to the Staff that, in our future filings, each exhibit index that references an agreement for which we have sought confidential treatment will be marked to indicate that portions of such exhibit have been omitted pursuant to a request for confidential treatment.
We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional comments or questions, please contact me at (650) 627-1000. Please also submit further correspondence via facsimile to (650) 288-1574. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff's review is complete.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	Ronald Gill - Chief Financial Officer, NetSuite Inc.
Richard A. Kline - Goodwin Procter LLP